Exhibit A

MAGICJACK VOCALTEC LTD.
AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

For The Nine Months Ended September 30, 2011 and 2010

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30,	December 31,
	2011	2010
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,081	$28,628
Marketable securities, at fair value	21,940	19,331
Accounts receivable, net of allowance for doubtful accounts and billing adjustments
of $19,403 and $8,498, respectively	10,421	10,336
Inventories	8,064	3,008
Deferred costs	5,033	6,615
Deposits and other current assets	2,037	1,541
Total current assets	58,576	69,459

Property and equipment, net	3,082	3,771
Intangible assets, net	11,931	7,275
Goodwill	32,304	32,304
Deposits and other non-current assets	1,281	1,739
Total assets	$107,174	$114,548
LIABILITIES AND CAPITAL DEFICIT
Current liabilities:
Accounts payable	$3,808	$2,590
Accrued expenses and other current liabilities	8,501	9,834
Accrued bonuses	1,620	1,000
Deferred revenue, current portion	55,589	58,087
Total current liabilities	69,518	71,511

Deferred revenue, net of current portion	40,075	34,121
Other non-current liabilities	4,081	664
Total liabilities	113,674	106,296

Commitments and contingencies (Note 12)
Redeemable ordinary shares, No par value; 333 shares issued and outstanding	7,733	8,373
Capital deficit:
Ordinary shares, No par value; 100,000 shares authorized; 11,756 and 11,476 shares
issued, respectively; 10,836 and 11,473 shares outstanding, respectively	93,860	91,527
Additional paid-in capital	2,835	1,971
Accumulated other comprehensive (loss) income	(1,031)	989
Treasury stock (920 and 3 shares, respectively)	(19,191)	(81)
Deficit	(90,706)	(94,527)
Total capital deficit	(14,233)	(121)
Total liabilities and capital deficit	$107,174	$114,548

See accompanying notes to consolidated financial statements.

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share information)

	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)
Revenues	$83,816	$91,165
Cost of revenues	37,594	42,854
Gross profit	46,222	48,311

Operating expenses:
Advertising	20,812	25,281
General and administrative	22,073	21,432
Research and development	1,973	2,933
Total operating expenses	44,858	49,646
Operating income (loss)	1,364	(1,335)

Other income (expense):
Gains (losses) on marketable securities	500	(437)
Interest and dividend income	592	833
Interest expense	(158)	(146)
Fair value gain on common equity put options	1,572	-
Other income, net	26	19
Gain on extinguishment of debt	-	234
Total other income	2,532	503
Net income (loss) before income taxes	3,896	(832)
Income tax expense	75	187
Net income (loss)	$3,821	$(1,019)

Income (loss) per ordinary share:
Basic	$0.33	$(0.10)
Diluted	$0.33	$(0.10)

Weighted average ordinary shares outstanding:
Basic	11,469	10,494
Diluted	11,722	10,494

See accompanying notes to consolidated financial statements.

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)
Net income (loss)	$3,821	$(1,019)
Other comprehensive income (loss):
Net unrealized (loss) gain on marketable securities	(2,020)	1,511
Comprehensive income	$1,801	$492

See accompanying notes to consolidated financial statements.

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CAPITAL DEFICIT
For the Nine Months Ended September 30, 2011
(in thousands)
	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Treasury Stock		Total Capital
	Number	Amount	Capital	Income (Loss)	Amount	Deficit	Deficit
Balance, January 1, 2011	11,473	$91,527	$1,971	$989	$(81)	$(94,527)	$(121)

Exercise of ordinary share options	255	1,720	-	-	-	-	1,720
Share based compensation	24	613	168	-	-	-	781
Purchase of treasury stock	(916)	-	-	-	(19,110)	-	(19,110)
Contributed services	-	-	56	-	-	-	56
Unrealized loss on marketable securities	-	-	-	(2,020)	-	-	(2,020)
Adjustment of redemption value of
redeemable ordinary shares	-	-	640	-	-	-	640
Net income	-	-	-	-	-	3,821	3,821
Balance, September 30, 2011 (Unaudited)	10,836	$93,860	$2,835	$(1,031)	$(19,191)	$(90,706)	$(14,233)

See accompanying notes to consolidated financial statements.

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$3,821	$(1,019)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Provision for doubtful accounts and billing adjustments	10,998	3,209
Stock-based compensation	597	5,105
Depreciation and amortization	3,136	2,127
Deferred income tax provision	70	-
(Gain) loss on sale of securities	(500)	437
Contributed services	56	-
Interest expense - non-cash	158	85
Fair value gain on common equity put options	(1,572)	-
Gain on extinguishment of debt	-	(234)
Decrease (increase) in operating assets:
Accounts receivable	(11,083)	(6,251)
Inventories	(5,056)	506
Deferred costs	1,582	1,197
Deposits and other current assets	(425)	1,443
Deposits and other non-current assets	571	(644)
Increase (decrease) in operating liabilities:
Accounts payable	1,203	(2,023)
Accrued expenses and other current liabilities	(398)	(1,668)
Accrued bonuses	620	-
Deferred revenue	3,456	13,055
Other non-current liabilities	(66)	181
Net cash provided by operating activities	7,168	15,506

Cash flows from investing activities:
Purchase of marketable securities	(12,780)	(37,584)
Sales of marketable securities	8,223	32,147
Purchases to cover short investment positions	(15,917)	-
Sales of short investment positions	13,768	-
Purchases of property and equipment	(815)	(961)
Merger with Vocaltec	-	7,777
Acquisition of other intangible assets	(1,518)	(37)
Net cash (used in) provided by investing activities	(9,039)	1,342

Cash flows from financing activities:
Repurchase of ordinary shares to settle bonus withholding liability	-	(3,981)
Purchase of treasury stock	(19,613)	(81)
Proceeds from sale of common equity put options	2,217	-
Repayment of debt	-	(4,766)
Proceeds from exercise of ordinary share options	1,720	28
Net cash used in financing activities	(15,676)	(8,800)
Net (decrease) increase in cash and cash equivalents	(17,547)	8,048
Cash and cash equivalents, beginning of period	28,628	13,335
Cash and cash equivalents, end of period	$11,081	$21,383

See accompanying notes to consolidated financial statements.

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
(in thousands)
	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)
Supplemental disclosures:
Interest paid	$-	$516
Income taxes paid	$11	$-
Non-cash investing and financing activities:
Unrealized (loss) gain on marketable securities	$(2,020)	$1,511
Property and equipment (acquired but not paid)	$-	$1,326
Ordinary shares issued to settle bonus liability	$-	$25,647
Intangible assets (acquired through financing)	$4,755	$-
Adjustment to redemption value of redeemable ordinary shares	$(640)	$3,069

See accompanying notes to consolidated financial statements.

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information as of September 30, 2011 and for the Nine Months Periods
Ended September 30, 2011 and 2010 is Unaudited

NOTE 1 – 2010 BUSINESS COMBINATION, DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Merger

On July 16, 2010, VocalTec Communications Ltd. (“VocalTec”), an Israeli Limited Company and a public operating company listed on NASDAQ, entered into and consummated a Merger Agreement (the “Merger Agreement”) with YMax Corporation (“YMax”, and together with VocalTec, the “Combined Company”). Under the terms of the Merger Agreement, each share of YMax common stock outstanding immediately prior to the consummation of the 2010 business combination was cancelled, and YMax shareholders received one ordinary share of VocalTec for each 10 shares of YMax common stock (10,562,895 in total), representing in the aggregate approximately 90% of VocalTec’s outstanding shares after the transaction. As a result, this transaction has been accounted for as a reverse acquisition and YMax is the accounting acquirer. VocalTec became the continuing legal entity and parent and YMax is a wholly owned subsidiary of VocalTec. At the April 28, 2011 shareholder meeting, the shareholders approved a change in the company’s name to magicJack VocalTec Ltd. (which including its Subsidiaries, is also referred to as the “Company,” “We,” or “magicJack VocalTec”). The Company’s name changed following approval of the new name by the Israeli Registrar of Companies on May 15, 2011. The transaction is referred to herein as the “2010 business combination.”

The historical financial statements for periods before the date of the 2010 business combination presented herein are those of YMax after giving retroactive effect to the recapitalization that resulted from the 2010 business combination and aforementioned name change. All share and per share information has been adjusted for the 1-for-10 reverse stock split prior to the cancellation of the par value of the authorized and issued share capital of the Company described in the Form 20-F for the year ended December 31, 2010 filed on April 27, 2011.

Description of Business

magicJack VocalTec is the inventor of voice-over-IP (“VoIP”), the softphone (“magicJack PC”) and a number of other products and services, including the award winning magicJack® product. The magicJack weighs less than one ounce and plugs into the USB port on a computer providing users with complete phone service for home, small businesses and while traveling. The Company charges as low as $20 a year for a license renewal to access the Company’s servers, and the Company’s customers then continue to obtain free telephone services. During September 2011, the Company began providing additional products and services, which include voice apps on smart phones, as well as the magicJack PLUSTM, which is a standalone magicJack that has its own CPU and can connect a regular phone directly to the user’s broadband modem/router and function as a standalone phone without using a computer. The Company’s products and services allow users to make and receive free telephone calls to and from anywhere in the world where the customer has broadband access to the Internet, and allow customers to make free calls back to the United States and Canada from anywhere legally permitted in the world.

Following the 2010 business combination, magicJack VocalTec is a vertically integrated group of companies. The Company now owns a micro processor chip design company, an appserver and session border controller company, a wholesale provider of VoIP services, a softphone company, and the developer and provider of the magicJack product line.

The Company was incorporated in the State of Israel in 1989 and is domiciled in Netanya, Israel.

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”). References to authoritative accounting literature in this report, where applicable, are based on the Accounting Standards Codification (“ASC”). The Company’s functional and reporting currency is the United Stated Dollar (“U.S. Dollar”), which is the currency of the primary economic environment in which its consolidated operations are conducted. Transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Transactions and balances in currencies other than U.S. Dollars, including Israel New Shekel (“NIS”), are re-measured in U.S. Dollars in accordance with the principles set forth in ASC 830, “Foreign Currency Matters.” In the opinion of management, all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented have been made and are included in the financial statements included herein. The results for the nine months ended September 30, 2011 may not be indicative of the results for the entire year. The interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2010 included in the Company’s Form 20-F filed with the SEC on April 27, 2011.

The 2010 business combination, which was effective July 16, 2010, was accounted for as an acquisition of the net assets of VocalTec by YMax. The historical financial statements of YMax give retroactive effect to the recapitalization and name change of YMax as if the ordinary shares issued to YMax shareholders in the 2010 business combination were outstanding for all periods presented. The ordinary shares held by VocalTec shareholders and the results of VocalTec’s operations are included in consolidated financial statements for periods after the date of 2010 business combination.

The Company prepares its consolidated financial statements on the basis of being a single reporting entity. Approximately 90% of all of the Company’s revenues for the nine months ended September 30, 2011 were derived from sales to customers located in the United States. The majority of the Company’s revenues were generated from sales of the magicJack product line and from the software license that accompanies these products, which were $65.3 million and $69.9 million for the nine months ended September 30, 2011 and 2010, respectively.

The Company has evaluated all subsequent events through the date the accompanying consolidated financial statements were issued.

Basis of Consolidation

The Company’s consolidated financial statements include the accounts of magicJack VocalTec and its wholly-owned subsidiaries, YMax, YMax Communications Corp., YMax Holdings Corporation, magicJack, L.P., SJ Labs, Inc. (“SJ Labs”), Tiger Jet Network, Inc. (“TigerJet”), Stratus Telecommunications, LLC (“Stratus”), and Predictive Marketing, LLC and B Kruse and Associates, LLC (collectively, “Dialmaxx”). All intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period financial statement amounts to conform to the current presentation. The operations of VocalTec have been included since July 16, 2010. See Note 2, “2010 Business Combination,” for further details. The operations of Dialmaxx have been included since November 10, 2010. See Note 4, “Other Business Combination,” for further details.

NOTE 2 – 2010 BUSINESS COMBINATION

VocalTec is the inventor of VoIP and the softphone.

The acquisition of VocalTec’s patents and technology were the primary drivers behind the 2010 business combination. As a result of the 2010 business combination, the Company gained royalty-free access to all VocalTec’s patents and related technology. The historical financial statements of the Company give retroactive effect to the name change and recapitalization of the Company as if the ordinary shares issued to YMax shareholders in the 2010 business combination were outstanding for all periods presented.

The 2010 business combination has been accounted for as an acquisition of the net assets of VocalTec by YMax for total consideration of $23.3 million, including: (i) 1,173,293 ordinary shares held by the existing VocalTec shareholders at the time of the 2010 business combination at the estimated fair value, using the quoted market price, of the VocalTec stock of $16.50 on July 16, 2010, totaling $19.4 million, and (ii) 355,486 vested options and 364,810 warrants to purchase VocalTec ordinary shares valued at $3.9 million using a Black-Scholes option pricing model. The ordinary shares held by VocalTec shareholders and the results of VocalTec’s operations are included in the Company’s consolidated statements of operations for the nine months ended September 30, 2011. Acquisition costs of $1.1 million were expensed as incurred and included in general and administrative expenses for the year ended December 31, 2010.

The 2010 business combination was accounted for using the acquisition method of accounting. The purchase price which was based on the fair value of the Ordinary Shares held by VocalTec’s shareholders, vested VocalTec employee stock options and outstanding investor warrants has been allocated as follows (in thousands):

Cash and cash equivalents	$7,777
Equipment	604
Technology	291
Customer relationships	526
Tradenames	1,024
Backlog	800
Patents	2,200
Other current and non-current assets	1,913
Current and non-current liabilities	(4,590)
Goodwill	12,731
Total	$23,276

NOTE 3 – SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies used in preparing the Company’s financial statements, including a summary of recent accounting pronouncements that may affect its financial statements in the future, follows:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include allowances for billing adjustments and doubtful accounts, the recoverability of long-lived assets and goodwill, the value of ordinary shares issued in business combinations or underlying the Company’s stock options, the expected forfeitures of stock options and estimates of likely outcomes related to certain contingent liabilities.

Business Combinations and Acquisitions

The Company allocates the purchase price of an acquired business, on a preliminary basis, to the identified assets and liabilities acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. Purchase price allocations are considered preliminary until the Company has obtained all required information to complete the allocation. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the “allocation period” for finalizing purchase price allocations would not exceed one year from the date of consummation of an acquisition. Adjustments to the allocation of purchase price may decrease those amounts allocated to goodwill and, as such, may increase those amounts allocated to other tangible or intangible assets, which may result in higher depreciation or amortization expense in future periods. Revisions to preliminary purchase price allocations, if any, are reflected retrospectively. Assets acquired in a business combination that will be sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.

Revenues

Revenue consists of revenue from sales of magicJack and magicJack PLUS to retailers, wholesalers or directly to customers, license renewal fees, fees charged for shipping magicJack, international calling, call termination charges to other carriers and other miscellaneous charges for telecommunication usage, sales of telecommunications hardware, software and related services. Revenue is recorded net of sales returns and allowances.

Revenue Recognition

magicJack and magicJack PLUS Revenue

The Company recognizes revenues from sales and shipping of direct sales of the magicJack and magicJack PLUS over the license period associated with the initial 12-month license period. Customers may purchase licenses for continued use of its software to access the Company’s switches for additional years either when the original purchase is made, or at any time thereafter. The revenue associated with a license for additional years is deferred and recognized ratably over the extended license period.

Sales Return Policy

The Company offers its direct sales customers a 30-day free trial before they have to pay for their magicJack or and magicJack PLUS unit. The Company does not record or recognize revenue until the 30-day trial period has expired and a customer’s credit card has been charged. Returns from retailers are accepted on an authorized basis. The Company has offered certain retailers the right to return any unsold merchandise from their initial stocking orders. The Company estimates potential returns under these arrangements at point of sale and re-estimates potential returns on a quarterly basis. For the nine months ended September 30, 2011 and 2010, the Company’s estimates of returns and actual returns from initial stocking orders have not been materially different.

Telephony Services Revenue

Telephony revenue is recognized as minutes are used. Telephony revenue is generated from the sale of international minutes, fees for origination of calls to 800-numbers and access fees charged to other telecommunication carriers on a per-minute basis for Interexchange Carriers (“IXC”) calls terminated on the Company’s switches. Revenues from access fee charges to other telecommunication carriers are recorded based on rates set forth in the respective state and federal tariffs, less a provision for billing adjustments of $10.8 million and $3.0 million for the nine months ended September 30, 2011 and 2010, respectively. The Company has estimated and provided allowances for billing adjustments of access charges to carrier customers. Refer to Note 12, “Commitments and Contingencies,” for further details on non-payment of billed access services by certain telecommunication carriers.

Sales of Telecommunications Hardware, Software and Service Agreements

Revenues from sales of telecommunications hardware and the Company’s proprietary software meeting the criteria for recognition upon shipment are recognized at the time of shipment to customers. Similar revenues that do not meet the criteria for recognition upon shipment are recognized over the term of the related service agreements. Revenues from service agreements are recognized over the term (generally one year) of the service agreement. Service agreements include maintenance, technical support, training and upgrades. If a service agreement for additional year(s) is purchased, the associated revenue is deferred and recognized ratably over the extended term of the service agreement. Revenues from sales of parts, services not covered by a service agreement and custom design services are recognized as parts are shipped or services are performed.

Deferred Revenues

Deferred revenues consist primarily of billings and payments for magicJack and magicJack PLUS units and sales of telecommunication service agreements received in advance of revenue recognition. The Company bills and collects in advance for magicJack and magicJack PLUS units, which include a license for the software to access its switches for one year in order to obtain free domestic local and long distance broadband telephone service. The Company also bills in advance for telecommunication service agreements. Deferred revenues to be recognized over the next twelve months are classified as current and included in deferred revenue, current portion in the Company’s consolidated balance sheets. The remaining amounts are classified as non-current in the consolidated balance sheets and included in deferred revenue, net of current portion.

Cost of Sales

Cost of sales includes direct costs of operation of the Company’s switches, which are expensed as incurred. These costs include the Company’s internal operating costs, depreciation and amortization expense, access and interconnection charges to terminate domestic and international telephone calls on the public switched telephone network and related taxes. Direct costs also include regulatory costs, switches and servers maintenance, and costs to co-locate the Company’s equipment in other telephone companies’ facilities. Direct costs of producing magicJack and magicJack PLUS units are deferred on shipment and charged to cost of sales ratably over the one year initial license which is consistent with the amortization of the magicJack and magicJack PLUS revenue. Deferred costs are included in current assets in the Company’s consolidated balance sheets.

Direct costs of purchased telecommunications hardware are charged to cost of sales as products are delivered. Direct costs associated with software development until the technological feasibility has been established, modifications to customer specifications, customer training, warranty and maintenance service, and upgrades are charged to expense as incurred. All telecommunication hardware is provided by third-party original equipment manufacturers, which also provide the products’ warranties. The Company does not support or enhance these warranties.

Costs incurred for shipping and handling and credit card charges are included in cost of sales and are expensed as incurred. Costs for shipping and handling and credit card charges were $3.2 million and $4.2 million for the nine months ended September 30, 2011 and 2010, respectively

Advertising Expenses

Advertising expenses of $20.8 million and $25.3 million for the nine months ended September 30, 2011 and 2010, respectively, consist primarily of television infomercials and commercials, internet advertising and print advertising. Advertising costs are expensed when incurred.

Research and Development Expenses

The Company’s research and development activities consist primarily of the design and development of its proprietary software used in the magicJack, magicJack PLUS and its switches, as well as the development of new products and applications for use in its broadband service offerings. The Company accounts for research and development costs in accordance with applicable accounting pronouncements. These pronouncements specify that costs incurred internally in researching and developing a product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all costs should be capitalized until the product is available for general release to customers. The Company has determined that technological feasibility for its products is reached after all high-risk development issues have been resolved through internal and customer base testing. Generally, new products offered to customers and improvements to the Company’s servers and switches are placed in service on attainment of technological feasibility. The Company has not capitalized any of its research and development costs. Research and development expenses were $2.0 million and $2.9 million for the nine months ended September 30, 2011 and 2010, respectively.

Earnings per Ordinary Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period, including redeemable common shares. Diluted net income (loss) per share is calculated based on the weighted average number of common and potentially dilutive shares outstanding during the period after giving effect to stock options, warrants and convertible notes. The Company has elected to treat the amount of the adjustments to the carrying value of the redeemable ordinary shares that is greater than fair value of ordinary shares as dividends reducing income attributable to common shareholders and related earnings per share. Refer to Note 13, “Redeemable Ordinary Shares,” for further details on the outstanding redeemable ordinary shares.

Cash and Cash Equivalents

The Company considers all financial instruments with a maturity at acquisition of three months or less to be cash equivalents.

Allowance for Doubtful Accounts and Billing Adjustments

The Company maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivables. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer’s trade accounts receivable. The allowance includes estimates of billing adjustments, which are negotiated with other telecommunication carriers and are common in the telecommunication industry. Refer to Note 12, “Commitments and Contingencies,” for further details on non-payment of billed access services by certain telecommunication carriers. The changes in allowance for doubtful accounts and billing adjustments for the nine months ended September 30, 2011 and year ended December 31, 2010 are as follows (in thousands):

	September 30,	December 31,
	2011	2010
	(Unaudited)
Balance, beginning of period	$8,498	$2,187
Change in provision for doubtful accounts	150	236
Change in provision for billing adjustments	10,848	6,465
Write-offs	(93)	(390)
Balance, end of period	$19,403	$8,498

Marketable Securities and Other Investments

Marketable securities are considered available-for-sale. Available-for-sale securities are recorded at fair value with any unrealized gains and losses reported in other comprehensive income (loss) and as a separate component of capital deficit in the consolidated balance sheets. Gains and losses are recorded based on specific identification by asset.

Securities sold, not yet purchased are considered liabilities, and are included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. These liabilities are recorded at fair value with any unrealized gains and losses recognized as gains or losses on marketable securities in the Company’s consolidated statements of operations as the Company is liable for the current market price as of the balance sheet date.

Common Equity Put Options

Common equity put option contracts sold in connection with the Company’s share repurchase program may expire unexercised or be assigned to the Company on or before the contract expiration date. Common equity put option contracts exercised result in the Company purchasing its ordinary shares. Common equity put option contracts outstanding at the end of a period are liabilities under ASC Subtopic 480-10, “Distinguishing Liabilities from Equity,” and are included in accrued expenses and other current liabilities in the Company’s consolidated balance sheet. These liabilities are marked-to-market at the unadjusted quoted prices in active markets for identical assets, which are Level 1 inputs. Any unrealized gains or losses are recognized as fair value gains (losses) on common equity put options in the Company’s consolidated statements of operations.

Interest and Dividend Income

Interest and dividends earned on the Company’s marketable securities are accrued as income when earned.

Financial Instruments

FASB ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of financial instruments for which it is practicable to estimate that value, either in the body of the financial statements or in the accompanying notes. Marketable securities are accounted for at fair value in the consolidated balance sheets. The method used to estimate fair value for these instruments are presented in notes describing the specific financial instruments.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. Cash equivalents generally consist of money market instruments and U.S. government notes. Marketable securities generally consist of equity and debt securities as well as a variety of mutual funds which primarily invest in government securities, debt, preferred stocks and equity securities.

The Company maintains accounts with various banks and brokerage organizations and constantly monitors the creditworthiness of these institutions. Cash accounts at each U.S. bank are insured by the FDIC up to $250 thousand in the aggregate and may exceed federally insured limits. Cash accounts at each Israeli bank are not insured. The Company has never experienced any losses related to these balances. At September 30, 2011, the Company had cash and cash equivalents totaling $11.1 million, which included (i) $9.7 million in U.S. banks, and (ii) $1.4 million in Israeli banks, which was at one financial institution.

All of the Company’s non-interest bearing cash balances in U.S. banks, which included $4.1 million in one individual financial institution, were fully insured at September 30, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250 thousand per depositor at each financial institution, and the Company’s non-interest bearing cash balances may again exceed federally insured limits. The Company had money market accounts with a brokerage institution with balances totaling approximately $5.2 million, which is covered by Securities Investor Protection Corporation (SIPC). The Company places its cash and cash equivalents with high quality financial institutions and management believes the Company is not exposed to any significant risk on its cash accounts.

Two telecommunication carriers accounted for approximately 41% and 15%, respectively, of gross accounts receivable at September 30, 2011. Two telecommunication carriers accounted for approximately 38% and 15%, respectively, of gross accounts receivable at December 31, 2010. For the nine months ended September 30, 2011 and 2010, no telecommunication carrier accounted for at least 10% of the Company’s total operating revenue.

One U.S. retail customer, RadioShack, accounted for 11% of gross accounts receivable at September 30, 2011. No U.S. retail customer accounted for at least 10% of gross accounts receivable at December 31, 2010. For the nine months ended September 30, 2011, no retailer accounted for more than 10% of the Company’s total operating revenues. For the nine months ended September 30, 2010, two retailers, RadioShack and Best Buy, accounted for approximately 11% and 10%, respectively, of the Company’s total operating revenues.

Fair Value

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuations based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

As of September 30, 2011 and December 31, 2010, all of the Company’s marketable securities and securities sold, not yet purchased are Level 1 instruments. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are expected to approximate fair value because of their immediate availability, near term maturities or potential interest payments at settlement.

In connection with the Company’s purchase of certain intangible assets during June 2011, the Company paid $1.5 million in May 2011 and is required to make non-interest bearing annual future payments of $1.5 million for each of the next four years, beginning May 31, 2012. The liability for such payments has been discounted at a rate of 10% to a total fair value of $4.9 million at September 30, 2011, with $1.5 million included in accrued expenses and other current liabilities, and $3.4 million included in other non-current liabilities in the Company’s September 30, 2011 consolidated balance sheet. The $1.1 million unamortized discount will be amortized using the effective interest method and recorded as interest expense in the Company’s consolidated statements of operations.

Any unrealized gains or losses related to common equity put option contracts sold in connection with the Company’s share repurchase program are recognized as fair value gains (losses) on common equity put options in the Company’s consolidated statements of operations. These liabilities are marked-to-market at the unadjusted quoted prices in active markets for identical assets, which are Level 1 inputs. As of September 30, 2011, outstanding common equity put options have a fair value of $0.1 million.

Inventories

Inventories are stated at the lower of cost or market, with cost primarily determined using the first-in first-out cost method. Inventory is written off at the point it is determined to be obsolete.

Property, Equipment and Depreciation Expense

Property and equipment consist primarily of switches, computer hardware, furniture, and leasehold improvements. Fixed assets, other than leasehold improvements, are stated at cost with depreciation provided using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are stated at cost and amortized over the shorter of the term of the lease or useful life of the assets. The cost of substantial improvements is capitalized while the cost of maintenance and repairs are charged to operating expenses as incurred.

The Company’s hardware consists of switches, routers, gateways and servers that enable the Company’s telephony services. These assets are subject to technological risks and rapid market changes due to the introduction of new technology, products and services and changing customer demand. These changes may result in future adjustments to the estimated useful lives and the carrying value of these assets.

Intangible Assets

Identifiable intangible assets are stated at cost. Amortization is computed on identified intangibles subject to amortization using the accelerated and straight-line methods over the estimated useful lives of such assets, which range from one to seventeen years. The costs of developing the Company’s patents, patent applications and technology are charged to research and development expense.

Long-lived Assets

The Company reviews long-lived assets subject to amortization and certain identified intangibles subject to amortization for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of its long-lived and identified assets, management performs an analysis of the anticipated undiscounted future net cash flow of the individual assets over the remaining amortization period. The Company recognizes an impairment loss if the carrying value of an asset exceeds the expected future cash flows. In the nine months ended September 30, 2011, there were no deemed impairments of long-lived assets. The Company reviews identified intangibles that are not subject to amortization and tests them annually for impairment.

Goodwill

The Company is currently defined as one reporting unit. The Company evaluates the carrying value of its goodwill annually or more frequently if impairment indicators arise. Indicators include, but are not limited to: sustained operating losses or a trend of poor operating performance and a decrease in the Company’s market capitalization below its book value. If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If impairment is identified, the Company measures and records the amount of impairment losses.

A two-step impairment test is performed on goodwill by comparing the estimated enterprise value to its carrying value, including goodwill. Subsequent to the 2010 business combination, estimated enterprise value is determined by reference to the quoted value of the Company’s ordinary shares on the NASDAQ Global Market. Prior to the 2010 business combination, the Company determined its enterprise value by reference to recent sales of its ordinary shares to non-affiliated investors and valuation analysis made in connection with acquisitions and stock option grants. The Company has not considered other factors such as a control premium for its ordinary shares, which could affect its enterprise value. In the two-step impairment test, the Company compares its carrying value, including goodwill, with the estimated enterprise value of the Company to determine whether its goodwill may be impaired. If an impairment or impairment trend is indicated, the Company will use discounted projected cash flows from operations to determine the implied fair value of its goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment of goodwill has occurred, and the impairment is recognized for the difference between the carrying amount and the implied fair value of goodwill as a component of operating income. The implied fair value of goodwill is calculated by subtracting the estimated fair value of tangible and other intangible assets from the estimated fair value of the Company. As of October 1, 2010, the annual measurement date, the Company’s analysis did not indicate any impairment of goodwill has occurred. The Company will assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Company is less than its carrying amount as of October 1, 2011. The Company does not expect any impairment of goodwill as of that date.

Stock-based Compensation

Stock-based compensation generally consists of option grants or ordinary share awards to employees or consultants that are measured at grant date, based on the fair value of the award, and are recognized as an expense over the requisite service period.

The fair value of each option granted on the date of the 2010 business combination and in prior periods is estimated at the date of grant using the Black-Scholes option valuation model. In periods prior to the 2010 business combination, the Company estimated the fair value of the underlying ordinary shares at the date of grant based on the valuation of its ordinary shares or on recent sales of its ordinary shares to non-affiliated investors and the expected stock price volatility based on historical volatility within a representative peer group of public companies. The Company estimated expected award life as the term of the options as there was no public market for its ordinary shares, and minimal forfeiture rates as all of its option grants have been fully vested at the date of grant. Subsequent to the 2010 business combination, the value of the Company’s ordinary shares was determined based on the closing price of its ordinary shares on the NASDAQ open market. The Company estimates forfeiture rates based on expected turnover estimates, and volatility based on historical volatility within a representative group of public companies. No options were granted during the nine months ended September 30, 2011 and 2010, except that outstanding unvested options of VocalTec were considered as replacement grants on the date of the 2010 business combination.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their book basis using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that it estimates is more likely than not to be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is greater than 50% likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is 50% or less likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Comprehensive Income (Loss)

Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from non-owner sources. The difference between net income (loss) and comprehensive income (loss) is due to unrealized gains or losses on marketable securities classified as available-for-sale. Comprehensive income (loss) is reflected in the consolidated statements of comprehensive income (loss) and capital deficit.

Treasury Shares

The Company presents the cost to purchase treasury shares as a reduction in shareholders’ equity.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The guidance in ASU 2011-04 changes the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, including clarification of the FASB's intent about the application of existing fair value and disclosure requirements and changing a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in ASU 2011-04 should be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011.  Early adoption by public entities is not permitted. The Company will adopt the provisions under ASU 2011-04 in its Form 10-Q for the quarter ended March 31, 2012. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements or disclosures.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income” (“ASU 2010-05”) (Topic 220): Presentation of Comprehensive Income, to increase the prominence of other comprehensive income in financial statements.” Under the provisions of ASU No. 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments summarized in ASU No. 2011-05 are effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company has historically presented its financial statements and information about other comprehensive income in a way that meets the requirements described in ASU 2011-05. Therefore, the provisions of ASU 2011-05 will not impact the Company’s consolidated financial statements or disclosures.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” This Update applies to annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Under ASU 2011-08, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments in ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company will adopt the provisions under ASU 2011-08 for its annual goodwill impairment test on October 1, 2011. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

NOTE 4 – OTHER BUSINESS COMBINATION

On November 10, 2010 the Company acquired Dialmaxx, which developed technology used in providing predictive calling services to providers of non interconnected VoIP services. The Company completed the acquisition of Dialmaxx for $2.6 million, consisting of $1.0 million in cash and issuance of 50,000 of the Company’s ordinary shares with the quoted market price of $32.42 on November 10, 2010, totaling $1.6 million. Goodwill represents approximately $2.4 million of the total consideration, which will be deductible for tax purposes.

NOTE 5 – MARKETABLE SECURITIES

The Company’s marketable securities are classified as available-for-sale. As of September 30, 2011 and December 31, 2010, the available-for-sale securities primarily included equity securities, debt securities and mutual funds, which are invested in the following securities (in thousands):

	September 30, 2011 (Unaudited)
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Common Equity securities	$4,721	$-	$(1,036)
Mutual Funds	17,219	5	-
Total	$21,940	$5	$(1,036)

	December 31, 2010
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Common Equity securities	$1,506	$8	$(266)
Mutual Funds	17,825	1,247	-
Total	$19,331	$1,255	$(266)

The fair market value of marketable securities at September 30, 2011 and December 31, 2010 was determined based on unadjusted quoted prices in active markets for identical assets, which are Level 1 inputs.

NOTE 6 – SECURITIES SOLD, NOT YET PURCHASED

As part of its investment strategy, the Company uses short positions in marketable securities, also referred to as securities sold, not yet purchased. Short positions outstanding at the end of a period are liabilities, and are included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. These liabilities are marked-to-market at the unadjusted quoted prices in active markets for identical assets, which are Level 1 inputs. Any unrealized gains or losses are recognized as gains or losses on marketable securities in the Company’s consolidated statements of operations as the Company is liable for the current market price as of the balance sheet date.

As of September 30, 2011 and December 31, 2010, securities sold, not yet purchased and the related unrealized gains or losses recognized on such investments were as follows (in thousands):

	September 30, 2011 (Unaudited)
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Securities sold, not yet purchased	$(75)	$155	$-

	December 31, 2010
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Securities sold, not yet purchased	$(2,658)	$3	$-

NOTE 7 – INVENTORIES

Inventories are comprised of the following (in thousands):

	September 30,	December 31,
	2011	2010
	(Unaudited)
Raw materials	$5,588	$1,151
Finished goods	2,476	1,857
Total	$8,064	$3,008

The Company wrote-off approximately $0.3 million of obsolete inventory during the nine months ended September 30, 2011. There were no write-downs of obsolete inventory for the nine months ended September 30, 2010.

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows (in thousands):

	Estimated
	Useful Lives	September 30,	December 31,
	(in years)	2011	2010
		(Unaudited)
Switches	3	$6,955	$6,484
Computers	3	1,976	1,618
Furniture	5	173	173
Leasehold-improvements	*	228	227
Accumulated depreciation		(6,250)	(4,731)
Total		$3,082	$3,771

* The estimated useful life for leasehold improvements is the shorter of the term of the lease or life of the asset.

Depreciation expense for the nine months ended September 30, 2011 and 2010 was $1.5 million and $1.2 million, respectively.

NOTE 9 – INTANGIBLE ASSETS

As of September 30, 2011 and December 31, 2010, the Company had intangible assets with carrying values of $11.9 million and $7.3 million. Identified intangible assets not subject to amortization consisted of tradename with carrying value of $0.9 million as of September 30, 2011 and December 31, 2010 and domain names with carrying values of $0.1 million as of September 30, 2011 and December 31, 2010. Identified intangible assets with finite lives subject to amortization consist of the following (in thousands):

	Estimated
	Useful Lives	September 30,	December 31,
	(in years)	2011	2010
		(Unaudited)
Technology	3 - 17	$5,221	$5,221
Patent rights	7 - 9	7,190	3,020
Covenant not-to-sue	5	2,085	-
Tradename	3 - 6	321	321
Customer relationships	5 - 7	750	750
Backlog	1	800	800
Accumulated amortization		(5,450)	(3,833)
Total		$10,917	$6,279

Amortization expense for the nine months ended September 30, 2011 and 2010 was $1.6 million and $0.9 million, respectively. Based on the carrying value of identified intangible assets recorded at September 30, 2011, and assuming no subsequent impairment of the underlying assets, the amortization expense for the future fiscal years is expected to be as follows (in thousands):

Fiscal Year	Amortization Expense
(Unaudited)
Three months ended December 31, 2011	$485
2012	1,909
2013	1,841
2014	1,707
2015	1,524
Thereafter	3,451
$10,917

NOTE 10 – GOODWILL

As of September 30, 2011 and December 31, 2010, the Company had goodwill with carrying values of $32.3 million. The changes in goodwill for the nine months ended September 30, 2011 and year ended December 31, 2010 are as follows (in thousands):

	Nine months
	Ended	Year ended
	September 30,	December 31,
	2011	2010
	(Unaudited)
Gross balance, beginning of period	$32,304	$17,218
2010 business combination	-	12,731
Dialmaxx acquisition	-	2,355
Gross balance, end of period	32,304	32,304

Accumulated impairments	-	-
Net balance, end of period	$32,304	$32,304

NOTE 11 – DEFERRED COSTS AND REVENUES

Deferred costs and revenues to be recognized over the next twelve months are classified as current and included in deferred costs and deferred revenues, current portion in the Company’s consolidated balance sheets. The remaining deferred revenue amounts are classified as non-current in the consolidated balance sheets and included in deferred revenue, net of current portion.

The accompanying consolidated balance sheets include deferred revenues, current portion of $55.6 million and $58.1 million as of September 30, 2011 and December 31, 2010, respectively. Deferred revenues, net of current portion as of September 30, 2011 and December 31, 2010 were $40.1 million and $34.1 million, respectively.

Costs necessary to fulfill the Company’s obligations to provide broadband telephone service to customers who have purchased licenses to access the Company’s switches are expensed as incurred. Such costs were approximately $20.2 million and $21.3 million for the nine months ended September 30, 2011 and 2010, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

In connection with the Company’s purchase of certain intangible assets during June 2011, the Company paid $1.5 million in May 2011 and is required to make non-interest bearing annual future payments of $1.5 million for each of the next four years, beginning May 31, 2012. The liability for such payments has been discounted at a rate of 10% to a total fair value of $4.9 million at September 30, 2011, with $1.5 million included in accrued expenses and other current liabilities, and $3.4 million included in other non-current liabilities in the Company’s September 30, 2011 consolidated balance sheet.

Legal Proceedings

The Company is subject to various legal proceedings and claims, including intellectual property claims, contractual and commercial disputes, employment claims and other matters which arise in the ordinary course of business, including potential liabilities ranging from $0 to less than $1.0 million. The Company’s policy is to vigorously defend any legal proceedings. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company’s business, operating results, financial condition or cash flows.

The Company has filed suit against three telecommunication carriers for non-payment of approximately $19.3 million billed for access services provided by the Company to those carriers (“Federal Court Actions”). The carriers have filed counterclaims alleging wrongdoing by the Company for billing access services and seeking unspecified damages to be determined at trial. One carrier filed a formal complaint against the Company with the Federal Communication Commission (the “FCC”). On April 8, 2011, the FCC issued an Order without prejudice that the carrier was not liable to pay for access services billed by the Company under the filed rate doctrine because of certain deficiencies in the wording of the Company’s tariff pertaining to certain definitions contained in its tariff on file with the FCC. Numerous other allegations contained in both the FCC and Federal Court counter claim were either, not ruled upon by the FCC, dropped from the carrier’s complaint, or deferred to a subsequent phase of the proceeding. The Company filed a petition for reconsideration of the Order with the FCC, and if necessary, will file an appeal in Federal Court. The Company has amended its tariff to describe in additional detail the access services it provides to carrier/customers. Such amendment did not result in an overall reduction in the amount of access services to be billed to telecommunication carriers. This FCC Order applies only to one carrier and does not apply to any intrastate access charges billed. Because both the Federal Court and the FCC have upheld unjust enrichment claims against customer/carriers by Local Exchange Carriers with tariffs that did not specify the services provided to the customer carrier, the FCC order does not necessarily determine the Company’s claims for damages in Federal Court. The Company further believes it has a greater chance of collecting future charges as the modification of its tariffs were not objected to by the FCC or other carriers during the 15-day statutory period for filing objections to the tariff. Such modified tariffs are protected under the filed rate doctrine and thus not subject to refunds.

All of the Federal Court actions are in the discovery stage and the Company is not able to predict the outcomes of its ability to collect the $19.3 million or any damages to pay, if at all associated therewith. The actions in Federal Court have been stayed pending the resolution of the Company’s petition for reconsideration of the FCC Order of April 8, 2011. The Company strongly believes it is (i) entitled to the $19.3 million amount described above plus interest and other fees, (ii) it is not liable for any damages in any of the actions, and (iii) will continue to vigorously pursue or defend itself in these actions. The Company believes it has no material exposure in connection with the counter claims in the above actions. The Company believes it has meritorious positions in these actions and intends to vigorously prosecute its claims and seek declaratory judgment in these actions.

The Company has estimated and provided allowances for billing adjustments of access charges to carrier customers of $10.8 million and $3.0 million in the nine months ended September 30, 2011 and 2010, respectively, due to increasing uncertainty in the Access Charge System. On November 18, 2011, the FCC released an order that defined what intercarrier compensation will be for VoIP traffic and what carriers are entitled to bill and collect for access services. The order becomes effective on for VoIP traffic on December 29, 2011. This order will clarify the uncertainty in the Access Charge System as it relates to VoIP traffic. The Company is currently analyzing this FCC Order to determine what effect, if any, it will have on the Company’s operations or financial statements. However, the Company believes that the order will be helpful in the collection of future revenues and settlement of the ongoing intercarrier disputes. The Company has provided allowances for billing adjustments that will be equal to the billing adjustments on estimated final settlement of the billing disputes. The Company has recognized an additional $4.0 million of billing adjustments as of September 30, 2011 in the $10.8 million allowance provided in the nine months ended September 30, 2011. The Company will aggressively pursue settlement of the ongoing disputes of past billing disputes in order to reduce legal expenses and to obtain amicable billing and collection arrangements with other carriers under the new FCC Order.

Regulation

The Company provides free broadband telephone service using VoIP technology and traditional telephony services and/or services treated as information services by the Federal Communications Commission (“FCC”). The Company is also licensed as a Competitive Local Exchange Carrier (“CLEC”). CLEC and is subject to extensive federal and state regulation applicable to CLECs. The FCC has to date asserted limited statutory jurisdiction and regulatory authority over the operations and offerings of certain providers of broadband telephone services of non interconnected VoIP. FCC regulations may now, or may in the future, be applied to the broadband telephone operations of the Company. Other FCC regulations apply to the Company because it operates switches and provides international calling capability. Some of its operations are also subject to regulation by state public utility commissions (“PUCs”).

Intercarrier Compensation — On November 18, 2011, the FCC released a Report and Order and Further Notice of Proposed Rulemaking that comprehensively reforms the system under which regulated service providers compensate each other for interstate, intrastate, and local traffic origination and termination services. Regulated service providers are free to negotiate alternative arrangements, but the FCC Order establishes default rates in the absence of agreements between regulated service providers. The rules adopted by the FCC provide for a multiyear transition to a national bill-and-keep framework as the ultimate end state for all telecommunications traffic exchanged with a local exchange carrier. Under bill-and-keep, providers do not charge an originating carrier for terminating traffic and instead recover the costs of termination from their own customers.

Pursuant to the FCC’s Order, rates are lowered for the most common termination functions performed by regulated service providers when handling voice traffic. The transition period depends on the type of regulated service provider. After the relevant transition is complete, service providers will be required to recoup certain termination costs directly from their customers and not from other service providers. The transition to new rates begins by capping rates that regulated service providers can charge service providers for a variety of functions performed to terminate voice traffic. Depending on the particular function performed and the type of regulated service provider, the rate gradually decreases until a unified rate for inter- and intrastate voice traffic of $0.0007 per minute is established by July 1, 2016 for the most common termination functions performed by price cap regulated service providers and their competitors when processing voice traffic, called end office switching. Beginning July 1, 2017, these regulated service providers must recover the costs associated with the provision of service from their customers and not other regulated service providers.

The Order also establishes new rules concerning traffic exchanged over public switch telephone network (“PSTN”) facilities that originates or terminates in Internet Protocol format, referred to as “VoIP-PSTN” traffic. As with traditional and wireless telecommunications traffic, regulated service providers will ultimately be required to recoup all costs associated with handling such traffic from their customers. But as part of the transition to that end point, the Order adopts a VoIP-PSTN specific framework for compensation between regulated service providers. The Order establishes two rates for such traffic: toll and local.  The toll rate will match the relevant interstate access rate for traditional telecommunications traffic and the local rate will match the local rate associated with traditional telecommunications traffic. Further, the Order allows regulated service providers to tariff charges associated with handling VoIP-PSTN traffic in a manner consistent with the rates established by the Order. The VoIP-PSTN reforms become effective December 29, 2011.

The Order broadly reforms the system of default rates that apply to payments between regulated service providers going forward, but does not resolve past disputes. While the rates for termination of VoIP-PSTN traffic are ultimately reduced, the FCC's ruling may provide the certainty needed to collect interstate access charges for such traffic during the transition to bill-and-keep. To the extent that another provider were to assert that the traffic the Company exchanges with them is subject to higher levels of compensation than we, or the third parties terminating the Company’s traffic to the PSTN, pay today (if any), the Company’s termination costs could initially increase, but ultimately will be reduced as the intercarrier compensation system transitions to bill-and-keep. The Company cannot predict the full impact of the FCC’s Order at this time.

The Order also prohibits VoIP and other providers from engaging in call blocking. This prohibition applies to interconnected VoIP and one-way VoIP services. If access stimulation continues notwithstanding the Order’s rules designed to curb such practices and the Company cannot design a mechanism to pass through to customers the higher costs of call termination in some rural areas, this could impact its profitability.

The Order is not yet effective and may be subject to litigation. Because the FCC establishes default rates, it could also take some time for regulated service providers to invoke change in law clauses in contracts to implement the new rates. The Company cannot predict whether the Order will become effective in whole or in part. The Company cannot predict the impact on its business if the FCC’s Order does not become effective either in whole or in part.

E-911 Calling — The FCC has required providers of interconnected VoIP services to provide 911 emergency calling capabilities to their customers. While the Company is a non-interconnected VoIP provider and may not now be required by the FCC to provide 911 services, it nevertheless provides a 911 solution for its customers. In September 2010, the FCC released a "Notice of Inquiry" seeking additional comments on a number of issues including, but not limited to, whether nomadic interconnected VoIP providers should be required to offer automatic location information of their users without customers providing location information. The FCC also sought comment on how far it can extend E911 obligations to other types of companies including device manufacturers, software developers and others. In July 2011, the FCC released a Second Further Notice of Proposed Rulemaking, seeking comment on various issues including (i) whether to apply the FCC's 911 rules to "outbound-only" interconnected VoIP services (i.e., services that support outbound calls to the PSTN but not inbound voice calling from the PSTN); (ii) whether to develop a framework for ensuring that all covered VoIP providers can provide automatic location information for VoIP 911 calls; and (iii) whether to revise the FCC's definition of interconnected VoIP service to require an "Internet connection" rather than a broadband connection, and to "define connectivity in terms of the ability to terminate calls to all or substantially all United States E.l64 telephone numbers." As part of the same release, the FCC included a Notice of Proposed Rulemaking that sought comment on whether any amendment of the definition of interconnected VoIP service should be limited to 911 purposes, or should apply more broadly to other contexts. In September 2011, the FCC released a Notice of Proposed Rulemaking seeking comment on what role the FCC should play to facilitate the implementation of "next generation" 911 capabilities, including, for example, the short-term implementation of text-to-911 solutions; the prioritization of 911 traffic, especially during times of natural and manmade disasters; long-term implementation of IP-based alternatives for delivering text, photos, videos, and other data to 911; and the path towards integration and standardization of IP-based text-to-91l. At this time, the Company cannot predict the outcome of these proceedings nor can it predict their potential impact on its business. The Company’s VoIP E911 services are more limited than the 911 services offered by traditional wireline telephone companies. These limitations may cause significant delays, or even failures, in callers' receipt of emergency assistance.

Many state and local governments have sought to impose fees on customers of VoIP providers, or to collect fees from VoIP providers, to support implementation of E-911 services in their area. Such fees are often put in terms of a fee placed on monthly bills, or focused on use from a specific location. The application of such fees with respect to magicJack users and the Company is not clear because it does not bill its customers monthly, nor does it bill customers at all for telecommunication services. The fees in the great majority of cases could be owed by the end user and not the Company, as it does not know the end user’s location because the magicJack device is nomadic. Should a regulatory authority require payment of money from the Company for such support, it may decide to not offer its 911 service in that area or to develop a mechanism to collect such fees from its customers. The Company cannot predict whether the collection of such additional fees would impact customers, interest in purchasing its products.

Network Neutrality — On December 23, 2010, the FCC adopted an order that imposes rules on providers of fixed and wireless broadband Internet access services, with wireless providers subject to a more limited set of rules. Among other things, the rules: (1) require providers of consumer broadband Internet access to publicly disclose their network management practices and the performance and commercial terms of their broadband Internet access services; (2) prevent broadband Internet access providers from blocking lawful content, applications, services, or non-harmful devices, subject to reasonable network management; and (3) prevent broadband Internet access providers from unreasonably discriminating in the transmission of lawful network traffic over a consumer’s broadband Internet access service. While the substance of the rules and the process used by the FCC in adopting the rules differs from the FCC’s previous Internet policy principles that were called into question by the D.C. Circuit, questions remain concerning the FCC’s ability to adopt rules governing the conduct of fixed and wireless broadband Internet access providers. The FCC’s rules became effective on November 20, 2011. On October 6, 2011, appeals of these rules filed by a number of parties were consolidated before the U.S. Court of Appeals for the District of Columbia. The Company cannot predict to what extent these or any other appeals may succeed, nor can it predict what impact these rules may have on its business at this time. While interference with access to the Company’s products and services seems unlikely such broadband Internet access provider interference has occurred, in very limited circumstances in the U.S., and could result in a loss of existing users and increased costs, and could impair the Company’s ability to attract new users, thereby harming its revenue and growth.

Universal Service Fund (“USF”) — The FCC and many PUCs have established USF programs to ensure that affordable telecommunications services are widely available in high cost areas and for income-eligible telephone subscribers. Other fees are imposed to meet the costs of establishing and maintaining a numbering administration system, to recover the shared costs of long-term number portability, and to contribute to the Telecommunications Relay Services Fund. All telecommunications carriers may contribute to these funds, and the requirements have been expanded to interconnected VoIP providers. The FCC and many PUCs have for a number of years been considering substantial changes to the USF system including changes in contribution methodology. Some proposals, if adopted, could have a material adverse effect on the Company. Federal USF fees are only applied if a company bills for telecommunication services. The Company does not bill for domestic local and long distance telecommunication services.

Customer Privacy and Promotional Activities — The Company is subject to various federal and state laws and regulations seeking to protect the privacy of customers’ personal information that restrict the Company’s ability to use such information for marketing and promotional purposes. The FCC limits telephone companies’ and interconnected VoIP providers’ use of customer proprietary information such as telephone calling records without customer approval, and requires those companies to protect it from disclosure. Federal and state laws also limit the Company’s and other companies’ ability to contact customers and prospective customers by telemarketing, email or fax to advertise services.

Communications Assistance for Law Enforcement Act — In September 2005, the FCC concluded that interconnected VoIP service providers must comply with the CALEA and configure their network and services to support law enforcement activity in the area of wiretaps and call records.

Services for the Disabled — Under federal law, interconnected VoIP providers must take steps to ensure that individuals with disabilities, including hearing impaired and other disabled persons, have reasonable access to their services, if such access is readily achievable.

Number Portability — The FCC requires interconnected VoIP providers to comply with Local Number Portability rules that allow subscribers remaining in the same geographic area to switch from a wireless, wireline or VoIP provider to any other wireless, wireline or VoIP provider and keep their existing phone numbers.

Outage Reporting — In July 2010, the FCC’s Public Safety and Homeland Security Bureau sought comment on whether to extend the FCC’s outage reporting rules to broadband Internet service providers and interconnected VoIP service providers. In a May 2011 rulemaking, the FCC proposed to extend the outage reporting requirements in Part 4 of the rules to interconnected VoIP and broadband service providers. At this time, the Company cannot predict the outcome of this proceeding, nor can it predict the potential impact on its business.

Truth-in-Billing and Unauthorized Charges — In July 2011, the FCC released a Notice of Proposed Rulemaking, seeking comment on proposed rules designed to assist consumers in detecting and preventing the placement of unauthorized charges on their telephone bills, an unlawful and fraudulent practice commonly referred to as ‘‘cramming.’’ The FCC seeks comment on whether these proposed rules or similar requirements should apply to providers of interconnected VoIP service. Further, the FCC is seeking comment on whether any of its ‘Truth-in-Billing’ rules or similar requirements should apply to interconnected VoIP providers in order to protect consumers from cramming. At this time, the Company cannot predict the outcome of this proceeding, nor can it predict the potential impact on its business.

State Regulations — The Company may be subject to a number of PUC regulations that govern the terms and conditions of its offerings, including billing practices, 911 fees, distribution of telephone numbers, customer disputes and other consumer protection matters.

State and Municipal Taxes — The Company believes that it files all required tax returns and pays all required taxes (such as sales, excise, utility, and ad valorem taxes), fees and surcharges. It believes that it is exempt from certain taxes, fees and surcharges because it does not charge for telephone services or render bills to its customers. The Company remits sales tax in Florida on sales of magicJack units because its magicJack L.P. subsidiary’s personnel, property and activities are in Florida. magicJack L.P. does not have activities or have representation in any other state. However, many states are changing their statutes and interpretations thereof as part of new streamlined sales tax initiatives to collect sales taxes from nonresident vendors that sell merchandise over the internet to in state customers. The Company may at some time be required to collect and remit sales taxes to states other than Florida. It may also become required to pay other taxes, fees and surcharges to a large number of states and municipalities as a result of statutory changes in the basis on which such taxes, fees and surcharges are imposed. In the event that the Company is required to collect sales taxes for states other than Florida on sales of magicJack, it will bill and collect such taxes from its customers. The Company will examine any future fees and surcharges imposed as a result of statutory changes and determine on case by case bases whether to bill its customers or increase its initial or renewal sales prices to cover the additional fees and surcharges.

In addition to the foregoing regulations to which the Company may be subject directly, changes to FCC and PUC regulations could affect the services, and the terms and conditions of service, the Company is able to provide. Moreover, changes to any regulations to which it is subject directly or indirectly could create uncertainty in the marketplace that could reduce demand for its services, increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on its business, financial condition or results of operations. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company’s business, could have a material adverse effect on its business.

NOTE 13 – REDEEMABLE ORDINARY SHARES

During August 2008, YMax and an affiliate of an unrelated multinational entertainment products and services retailer (the “Retailer”) entered into a stock purchase agreement containing anti-dilution provisions and providing for representation on its Board of Directors (the “Stock Purchase Agreement”), whereby the retailer purchased 333,333 ordinary shares of the Company for $5.0 million ($15.00 per share).

In addition, the Retailer, YMax and Mr. Borislow entered into a shareholders’ agreement which, among other things, grants the Retailer a liquidation preference from Mr. Borislow and a put right from YMax for as long as the Retailer owns at least 50% of the Company’s ordinary shares purchased under the Stock Purchase Agreement. The liquidation preference provides that, in the event of a liquidation event (as defined), the Retailer would be entitled to first receive, in preference to and before any payment or distribution under such liquidation event made in respect to the Company’s ordinary shares then held by Mr. Borislow, $15.00 per share plus 11% per annum to the date of the liquidation event on the Company’s ordinary shares then owned by the Retailer. These rights and antidilution rights terminate under certain conditions. The put right allows the Retailer at any time on or after the fifth anniversary of the agreement to require YMax to repurchase for cash any outstanding shares owned by the Retailer at the greater of $15.00 per share plus 11% per annum, or the fair market value (as defined) per ordinary share of the Company at that date. At September 30, 2011, the fair market value of the Company’s ordinary shares quoted on the NASDAQ open market exceeded the maximum put price computed based on $15.00 per share plus 11% per annum through August 2013, the earliest put date. There is uncertainty as to whether the shareholders’ agreement survives, in whole or in part, the 2010 business combination. The ordinary shares held by the Retailer became unrestricted and freely marketable on January 17, 2011. In order to clearly reflect the potential cash outlay if the put were exercisable on September 30, 2011, the Company elected to adjust the carrying value of the redeemable ordinary shares to market value at September 30, 2011, and reduced the fair value of the redeemable ordinary shares between December 31, 2010 and September 30, 2011 by reclassifying $0.6 million to additional paid-in capital. The Company has elected to treat the amount of the adjustment to the carrying value of the redeemable ordinary shares that is greater than fair value of ordinary shares as dividends in determining income attributable to common shareholders and related earnings per share.

The redeemable ordinary shares are classified between liabilities and capital deficit at its estimated redemption value of $7.7 million and $8.4 million in the accompanying consolidated balance sheets at September 30, 2011 and December 31, 2010, respectively. The estimated redemption value as of September 30, 2011 and December 31, 2010 is based on the fair market value per ordinary share of the Company at that date.

The changes in carrying value of the 333,333 redeemable ordinary shares during the nine months ended September 30, 2011 and year ended December 31, 2010 are as follows (in thousands):

	Nine Months
	Ended	Year ended
	September 30,	December 31,
	2011	2010
	(Unaudited)

Balance, beginning of period	$8,373	$5,764
Adjustment of redemption value of
Redeemable ordinary shares	(640)	2,609
Balance, end of period	$7,733	$8,373

NOTE 14 – ORDINARY SHARES

On March 10, 2010, the Company’s Board of Directors determined that it was in the best interest of the Company to pay the accrued bonuses for services rendered in 2009 in ordinary shares of the Company. On March 15, 2010, the Company issued approximately 1.5 million ordinary shares, net of shares withheld for taxes withholdings, to settle the bonus liability, resulting in stock compensation of approximately $4.3 million during the three months ended March 31, 2010.

During the nine months ended September 30, 2011, the Company issued 23,982 ordinary shares valued at approximately $0.6 million to members of its Board of Directors and employees for services rendered. Shares issued to members of its Board of Directors vest over a period of 3 years.

On November 28, 2011, the Company determined that it was in its best interest to pay the accrued bonuses, described in Note 17, “Accrued Bonuses”, in ordinary shares of the Company. On November 28, 2011, the Company issued 70 thousand ordinary shares, after amounts for taxes withholdings, to settle the bonus liability.

On December 1, 2011, the Company’s Board of Directors approved a two-for-one stock split to be paid on or about  December 16, 2011 in the form of a 100 percent stock dividend to shareholders of record as of December 12, 2011.

NOTE 15 – TREASURY SHARES AND COMMON EQUITY PUT OPTIONS

In July 2010, the Company’s Board of Directors authorized a stock repurchase program with a total repurchase authority granted to the Company of $12.0 million. The Company may use the approved dollar authority to purchase ordinary shares at any time during the proceeding twelve months from the plan start date, or until the approved amount is exhausted. In April 2011, the Company’s Board of Directors increased its stock repurchase program to $22.0 million, and approved that such repurchase be made at such times, such amounts and such manner as management deem appropriate. The objective of the Company’s stock repurchase program is to improve stockholders’ returns.

The Company may sell common equity put option contracts in connection with its share repurchase program in order to lower the average share price paid for ordinary shares it purchases. During the nine months ended September 30, 2011, the Company sold common equity put option contracts to purchase 1,702,000 ordinary shares in connection with its share repurchase program, and received $2.2 million in premiums related to these sales. In the nine months ended September 30, 2011, 6,232 common equity put option contracts were exercised, resulting in the Company purchasing 623,200 ordinary shares, and 7,393 common equity put option contracts expired unexercised.

After considering the proceeds received from the sale of 6,232 common equity put options exercised during the nine months ended September 30, 2011, the Company expended approximately $18.8 million purchasing 916,457 shares of outstanding ordinary shares at an average price of $20.56. At September 30, 2011, approximately $3.2 million was available to purchase ordinary shares pursuant to the stock repurchase program. All shares purchased, not yet retired, are recorded as treasury shares.

At September 30, 2011, there were 3,395 common equity put option contracts outstanding with strike prices ranging from $15.00 to $22.50 and expiration dates between October 2011 and March 2012. If these outstanding common equity put option contracts had been exercised as of September 30, 2011, the Company would have been required pay approximately $6.6 million to purchase 339,500 ordinary shares, representing the Company’s maximum exposure. As of September 30, 2011, these outstanding common equity put options have a fair value of $0.1 million, which is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet, and unrealized gains of $0.3 million, which are included in fair value gains on common equity put options in the Company’s consolidated statements of operations.

During the nine months ended September 30, 2011, the Company has recognized a fair value gain of $1.6 million. That gain is comprised of unrealized gains on outstanding common equity put options as of September 30, 2011 and realized gains on common equity put options that were assigned to the Company or expired unexercised during the nine months ended September 30, 2011.

NOTE 16 – STOCK OPTIONS AND INVESTOR WARRANTS

The Company has granted stock options and issued ordinary shares as an alternative or supplement to the compensation of its executives, employees and consultants as follows:

Stock Options

The VocalTec amended 2003 Master Stock Plan became effective for the Company on consummation of the 2010 business combination. Upon recommendation of the Compensation Committee, the Company’s Board of Directors approves the number of options and the exercise price, generally fair market value on the date of grant, of the options. A total of 355,486 outstanding fully vested options on the date of the 2010 business combination were accounted for as additional consideration for the acquired assets based on their estimated fair value of approximately $3.6 million determined using the Black-Scholes option pricing model. A total of 41,593 outstanding unvested options with an estimated fair value of $0.5 million on the date of the 2010 business combination were accounted for as if replacement options with identical terms were granted on consummation of the 2010 business combination. The
$0.5 million will be amortized as compensation expense over the 5.4 years average remaining vesting period of the replacement options, including $0.2 million recognized as compensation expense during the nine months ended September 30, 2011.

On December 17, 2010, the shareholders approved amendments to the 2003 Master Stock Plan to allow grants of ordinary shares and restricted shares to the Company’s directors, employees and service providers and an increase of 200,000 ordinary shares underlying the plan every second year immediately following the annual general meeting commencing in 2010. On September 30, 2011, 390,512 ordinary shares were reserved for grant of options and restricted shares under the 2003 Master Stock Plan.

The following table provides additional information regarding common equity options issued, outstanding and exercisable for the year ended December 31, 2010 and nine months ended September 30, 2011 (aggregate intrinsic value in thousands):

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term	Intrinsic
Date of Grant	Options	Price	(in years)	Value *
January 1, 2010	1,090,000	$12.50	0.46	$2,750
Granted	397,079	$15.91
Exercised	(2,250)	$12.50
Expired	(1,087,750)	$12.50
December 31, 2010	397,079	$15.91	1.87	$6,319
Granted (unaudited)	-	$-
Exercised (unaudited)	(254,781)	$6.75
Expired / Cancelled (unaudited)	(19,955)	$66.25
September 30, 2011 (Unaudited)	122,343	$10.38	2.22	$1,568
Vested at September 30, 2011 (Unaudited)	101,148	$9.77	1.92	$1,152

* The aggregate intrinsic value is the difference between the estimated market value for the Company's ordinary shares and the exercise price of the outstanding equity options.

Compensation expense recognized for stock options was approximately $0.6 million and $5.1 million for the nine months ended September 30, 2011 and 2010, respectively. As of September 30, 2011, there was approximately $0.3 million of unrecognized compensation expense related to unvested options, which is expected to be recognized in the remainder of 2011 and 2012.

Investor Warrants

On the date of the 2010 business combination, 280,000 warrants exercisable at $27.50 per share until June 2011 and 84,810 warrants exercisable at $34.35 per share until May 2011 were outstanding. These warrants expired unexercised. As of September 30, 2011, no warrants are outstanding. These warrants were granted by VocalTec in connection with previous financings.

NOTE 17 – ACCRUED BONUSES

On November 28, 2011, the Company approved a bonus of $2.2 million to its employees and outside consultants for services rendered during fiscal year 2011. The Company recognized approximately $1.6 million of this expense as of September 30, 2011, and will recognize the remaining expense through December 31, 2011. This item is classified as accrued bonuses in current liabilities in the accompanying consolidated balance sheet at September 30, 2011. Refer to Note 14, “Ordinary Shares,” for further details.

On December 31, 2010, the Company approved a bonus of $1.0 million to its employees for services rendered during fiscal year 2010. The Company recognized this expense in the fourth quarter of 2010 and classified it as accrued bonuses in current liabilities in the accompanying consolidated balance sheet at December 31, 2010.

NOTE 18 –GAINS (LOSSES) ON MARKETABLE SECURITIES

The Company invests its excess cash in various marketable securities. The Company has recorded a net gain (loss) of $0.5 million and ($0.4) million in the nine months ended September 30, 2011 and 2010, respectively.

NOTE 19 – NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS

Net Income (loss) per share attributable to the Company’s shareholders – basic, is calculated by dividing net income (loss) attributable to shareholders by the weighted average number of ordinary shares outstanding during each period. Income (loss) per share attributable to the Company’s shareholders – diluted, is computed using the weighted average number of ordinary and diluted ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents consist of shares issuable upon the exercise or settlement of warrants and options to purchase ordinary shares.

Due to the net loss for the nine months ended September 30, 2010, basic and diluted loss per common share was the same, as the effect of potentially dilutive securities was have been anti-dilutive. Potentially dilutive securities, using the treasury stock method (i) included in the diluted income for the nine months ended September 30, 2011, and (ii) not included in the diluted loss per share calculation for the nine months ended September 30, 2010, due to net losses, are set forth in the following table, which presents the computation of basic and diluted net income (loss) per ordinary share attributable to shareholders (in thousands, except for per share information):

	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)
Numerator:
Net income (loss) attributable to shareholders	$3,821	$(1,019)

Denominator:
Denominator for basic net income (loss) per
share - weighted average shares outstanding	11,469	10,494
Effect of dilutive Warrants and Options to
purchase ordinary shares	98	-
Effect of dilutive Warrants and Options exercised
or expired during this period	155	-
Denominator for diluted net income (loss) per
share - weighted average shares outstanding	11,722	10,494

Net income (loss) per share attributable to shareholders
Basic	$0.33	$(0.10)
Diluted	$0.33	$(0.10)